

Exhibit 99.1

EXPRESSJET

Credit Suisse
2008 Global Airlines Conference

Forward-Looking Statement



Some of the statements in this document are forward-looking statements that involve a number of risks and uncertainties. Many factors could affect actual results, and variances from current expectations regarding these factors could cause actual results to differ materially from those expressed in the forward-looking statements. Some of the known risks that could significantly impact revenues, operating results and capacity include, but are not limited to: the company's continued dependence on Continental for the majority of its revenue; Continental's ability to terminate the capacity purchase agreement with the company; potential loss of access to aircraft, facilities and regulatory authorizations, as well as any airport-related services that Continental currently provides to the company; the company's new operations are less profitable than historical results; certain tax matters; reliance on technology and third-party service providers; flight disruptions as a result of operational matters; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible regulatory requirements; competition and industry conditions. Additional information concerning risk factors that could affect the company's actual results are described in its filings with the SEC, including its 2007 annual report on Form 10-K. The events described in the forward-looking statements might not occur, or might occur to a materially different extent than described herein. The company undertakes no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

XJT Snapshot



- ✈ ExpressJet provides regional jet service to both major airlines and corporate clients through two types of flying
  - 7-year capacity purchase agreement for Continental Airlines, Inc.
  - Multiple contract and ad hoc arrangements for charter clients

- ✈ ExpressJet operates 244 Embraer regional jets
  - 214 work in a capacity purchase arrangement with Continental
  - 30 work in ExpressJet's Corporate Aviation division

- ✈ ExpressJet ended 3Q08 with $145.3 million in cash and $78.8 million in debt



2008 – A Year of Transition



- ✈ Operations
    - Signed a new long-term agreement with Continental
    - Discontinued ExpressJet branded service and flying for Delta
    - Resized the company to reflect the reduction in capacity
    - Renegotiated key agreements to improve the economics of our fleet and meet the challenges of a slowing economy
- ✈ Capital Structure
    - Deleveraged the balance sheet to increase ExpressJet's long-term viability
    - Improved cash flow performance significantly in 3Q08 versus 1H08
    - Used cash strategically to repurchase equity and retire debt at discounted values



Continental CPA



- ✈ Key elements to the new agreement with Continental
  - New 7-year agreement effective July 1
  - Covers a minimum of 205 aircraft through July 2009 and a minimum of 190 for remainder of deal
    - Currently operating 214 EMB-145 aircraft under the agreement
- ✈ Paid a set block hour rate per block hour flown and reimbursed direct costs of operating the aircraft
- ✈ Removed aircraft rent and fuel from ExpressJet's income statement

EXPRESSJET

Continental CPA



✈ Benefits to XJT

- Removed Continental's ability to terminate without cause
- Significantly reduced corporate governance restrictions, including:
  - Change of control
  - Most favored nations
  - Hub flying restrictions
- Provided ExpressJet the ability to return aircraft in a record-breaking fuel environment
- Reduced aircraft rent by 50% on remaining 30 aircraft ExpressJet operates in its corporate aviation division

EXPRESSJET

Continental CPA



✈ Challenges under the new agreement

- Economics are less than other agreements in the regional sector
- Similar to the industry, ExpressJet's reduction in flying to match the decline in traffic is placing additional pressure on the economics

✈ Challenges in the regional industry

- Fewer jobs industry-wide increases the average seniority at regionals causing costs to rise
- New opportunities for growth are limited

EXPRESSJET

Corporate Aviation



- ✈ Operate 30 aircraft primarily for brokers, corporations, government entities and sports teams
  - Introduced 41-seat configuration during Nov 2008 to good reviews
- ✈ While charter revenue was immaterial in 2006, the revenue has grown to approximately $45 million in two years
  - Over the next two years, we anticipate continuing to build revenue to fully utilize 30 dedicated aircraft
  - Currently 30% of expected 2009 revenue is from contracts already in place
- ✈ Beyond the revenue growth, systems development, cost engineering and reducing rental obligations by 50% will provide a significant benefit to our competitive positioning



Next Steps

- ✈ Continue streamlining the operations and reducing expenses
- ✈ Increase balance sheet flexibility
  - Sell surplus equipment, inventory and assets
  - Monetize investment in ancillary entities
- ✈ Invest in XJT through the securities repurchase plan
- ✈ Add additional charter revenue by continuing to grow corporate/charter customer base

EXPRESSJET

9

Why Buy XJT?



- ✈ Currently trading at a negative enterprise value, net of cash
- ✈ Despite recessionary aircraft utilization, projected to be cash flow breakeven for 2009, including capital projects
- ✈ Potential for significant EBITDA pick-up if utilization returns to previous year's levels



Why Buy XJT?



- ✈ Completed necessary restructuring during 2008
    - Possess minimum aircraft risk and not exposed to fuel price fluctuations
    - Concessionary union agreements in place
- ✈ Investments in XJT securities will produce meaningful changes to capital base
- ✈ Maintain standing as premier operator of regional jets



Q&A



✈ As you research XJT, please contact Kristy Nicholas at 832.353.1409 or kristy.nicholas@expressjet.com for any additional questions

EXPRESSJET